Exhibit 99.37

PRESS RELEASE	August 13, 2020

Largo Resources Announces Second Quarter 2020 Results Highlighted by
Continued Low-cost Operations; Overall Sales and Trading Performance In-Line
with Expectations

All dollar amounts are in U.S. dollars, unless otherwise noted.

Q2 2020 Highlights

•                  Production of 2,562 tonnes (5.6 million pounds(1)) of V2O5, an increase of 2.0% over Q2 2019

•                  Two consecutive months of V2O5 production above nameplate capacity: 1,052 tonnes in May 2020 and 1,030 tonnes in June 2020

•                  Global V2O5 recovery rate(2) of 80.8%; Second quarter of strong global recoveries in 2020

•                  Solid financial position: Cash at June 30, 2020 totaled $78.2 million

•                  Record low cash operating costs excluding royalties(3) of $1.89 per lb of V2O5 , 44% decrease over Q2 2019 (after tax credit benefits of $2.2 million)

•                  Revenues of $8.4 million (net of the re-measurement of trade receivables / payables of $2.4 million on vanadium sales from contracts with customers of $10.8 million)

•                  Net loss of $7.0 million and a loss per share of $0.01

•                  Company maintains its 2020 sales, cost and production guidance

Other Significant Highlights

•                  2019 Sustainability Report released: Including improved performance metrics and new reporting standards

•                  Nameplate capacity increase by 10%: Planned kiln upgrades and cooler maintenance scheduled for Q4 2020 with a capex of $1.3 million

•                  2020 drilling program underway following delays caused by COVID-19

TORONTO - Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) today announces its second quarter 2020 financial and operating results with revenues of $8.4 million from vanadium pentoxide (“V2O5”) equivalent sales of 1,018 tonnes. Production from the Maracás Menchen Mine in Q2 2020 was 2,562 tonnes (5.6 million lbs(1)) of V2O5 produced at an average global recovery rate(4) of 80.8%.

Paulo Misk, President and Chief Executive Officer for Largo, stated: “The Company’s balance sheet and financial position remains solid exiting Q2 2020. Operations performed well during the quarter following our preventative maintenance program and the Company’s cash balance at the end of Q2 2020 was $78.2 million. Although profitability was impacted by lower recognized sales during the quarter, the Company’s working capital investment was necessary to fill our sales pipeline and build strategic global V2O5 stockpiles in order to fulfil customer demand going forward. Also, despite some minor delays caused by the COVID-19 pandemic, our sales and trading performance remains in-line with expectations. We continue to maintain the Company’s 2020 sales guidance of 9,500 to 10,000 tonnes of V2O5 as we realize the economic benefits associated with our commercial independence. Largo has demonstrated substantially lower unit costs versus Q2 2019, despite the fact that such costs now include sales and distribution costs (while under the previous off-take agreement, the Company’s sales and marketing commissions were netted off against revenue).”

He continued: “On the market front, Chinese V2O5 prices strengthened by approximately 15% to $6.95 per lb during Q2 2020 as a result of increased steel sector demand. We continue to receive inquires for our products from end users and remain very optimistic about expected future demand growth as a result of recently announced stimulus programs, globally. Additionally, despite experiencing a period of low demand within the aerospace industry, we continue to prioritize increasing our high purity vanadium customer portfolio, particularly following the completion of our vanadium trioxide plant next year. Our focus remains on capturing these high value sales when demand returns to normalized levels as well as additional sales opportunities in new jurisdictions as the preferred producer and supplier of high purity vanadium.”

He concluded: “I am also very encouraged by the support and dedication shown by our entire team during these challenging times while at the same time achieving operational targets. Since March 2020, our team has supported local seamstress businesses who have produced over 230,000 protective masks which have aided in the fight against the spread of COVID-19 in Maracás. Going forward, we continue to prioritize the health and safety of our workforce and extend our support to our local communities as we proactively manage the circumstances related to the global COVID-19 pandemic.”

A summary of the operational and financial performance for Q2 2020 is provided in the tables below. Effective May 1, 2020, the Company’s Canadian and Irish entities have changed their functional currency to the U.S. dollar and the Company has changed its presentation currency from Canadian dollar to the U.S. dollar. Prior period comparative information is restated in U.S. dollars to reflect the change in presentation currency.

Financial

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Revenues	$8,350	$21,963	$50,259	$55,168
Operating costs	(9,561)	(24,815)	(35,809)	(46,598)
Direct mine and mill costs	(2,180)	(16,800)	(19,674)	(31,367)
Net income (loss) before tax	(5,533)	(15,132)	(1,652)	(14,116)
Income tax (expense) recovery	—	102	—	(732)
Deferred income expense	(1,479)	(268)	(1,017)	(1,869)
Net income (loss)	(7,012)	(15,298)	(2,669)	(16,717)
Basic earnings (loss) per share	(0.01)	(0.03)	(0.00)	(0.03)
Diluted earnings (loss) per share	(0.01)	(0.03)	(0.00)	(0.03)

Cash provided (used) before non-cash working capital items	$1,028	$406	$(294)	$11,697
Net cash (used in) provided by operating activities	(63,649)	22,341	(64,631)	88,871
Net cash provided by (used in) financing activities	777	(5,116)	27,517	(73,050)
Net cash (used in) investing activities	(5,221)	(14,195)	(8,601)	(20,355)
Net change in cash	(67,079)	1,868	(49,284)	(5,865)

	As at
	June 30, 2020	December 31, 2019
Cash	$78,215	127,499
Working capital(5)	80,756	78,380

Operational

Maracás Menchen Mine Production	Q2 2020	Q2 2019

Total Ore Mined (tonnes)	257,357	308,858
Ore Grade Mined - Effective Grade(6) (%)	1.20	1.21

Effective Grade of Ore Milled(6) (%)	1.29	1.49
Concentrate Produced (tonnes)	99,059	102,320
Grade of Concentrate (%)	3.20	3.30
Contained V2O5 (tonnes)	3,174	3,380

Crushing Recovery (%)	97.7	98.0
Milling Recovery (%)	94.7	97.9
Kiln Recovery (%)	91.7	88.8
Leaching Recovery (%)	99.1	95.7
Chemical Plant Recovery (%)	96.1	97.1
Global Recovery (%)(2)	80.8	79.1

V2O5 produced (Flake + Powder) (tonnes)	2,562	2,515
V2O5 produced (equivalent pounds)(1)	5,648,236	5,544,619
Cash operating costs(3) per pound	$2.57	$3.59
Cash operating costs excluding royalties(3) per pound	$1.89	$3.34
Total cash costs(3)	$3.68
Revenues per pound sold (7)	$3.72	$4.02

Second Quarter 2020 Financial Results

During Q2 2020, the Company recognized revenues of $8.4 million ($22.0 million in Q2 2019) from sales of 1,018 tonnes of V2O5 equivalent. The low volume of sales in May and June was expected and is attributable to the Company’s sales now typically being recognized at the time of delivery, which can take a few months from the time of shipment from Brazil. The Company’s total sales of VPURE+™ products in the six months ended June 30, 2020 are 600 tonnes.

The Company recorded a net loss of $7.0 million in Q2 2020 following the recognition of a deferred income tax expense of $1.5 million. This compares to net loss of $15.3 million in Q2 2019 and is primarily due to a decrease in operating and finance costs but was partially offset by a decrease in revenues and interest income, and an increase in the foreign exchange loss during the quarter.

The Company’s trade payables balance at June 30, 2020 with its former off-take partner was $2.4 million. The decrease is primarily attributable to the payment made of approximately $57.4 million during Q2 2020 and the balance at June 30, 2020 is attributable to the re-measurement of trade receivables / payables for V2O5 sold in the period to April 30, 2020. The Company anticipates that the final re-measurement of trade receivables / payables resulting from its recently terminated offtake agreement will negatively impact future periods by an aggregate of approximately $0.3 million.

Operating costs for Q2 2020 were $9.6 million compared to $24.8 million in Q2 2019 and include direct mine and mill costs of $2.2 million ($16.8 million in Q2 2019), royalties of $1.3 million, product acquisition costs of $2.4 million, distribution costs of $0.3 million, inventory write-down of $1.3 million and depreciation and amortization of $2.0 million. The decrease in direct mine and mill costs is primarily attributable to the decrease in V2O5 equivalent sold in Q2 2020.

Cash operating costs excluding royalties(3) in Q2 2020 were $1.89 per lb sold compared to $3.34 in Q2 2019. The measure for Q2 2020 includes the benefit of tax credits of $2.2 million, without which the cash operating costs excluding royalties(3) per lb would be $3.04. The decrease seen in Q2 2020 compared with Q2 2019 is largely due to the decreased sales as noted previously. For Q2 2020, total cash costs(3) were $3.68 (the measure for Q2 2020 includes the benefit of tax credits of $2.2 million, without which the total cash costs(3) would be $4.66). Total cash costs(3) exclude royalties and include the Company’s total professional, consulting and management fees and other general and administrative expenses.

Cash (used in) provided by operating activities decreased from cash provided in Q2 2019 of $22.3 million to cash used in Q2 2020 of $63.6 million. This is primarily due to the change in accounts payable of $51.4 million in Q2 2020 when a payment was made to reduce the Company’s trade payables balance with its former off-take partner. A further factor is the change in inventory of $15.9 million in Q2 2020 as a consequence of the increased time for the Company to deliver its products and recognize sales as well as the building of strategic stock levels.

Second Quarter 2020 Operational Results

Total production from the Maracás Menchen Mine was 2,562 tonnes of V2O5, representing an increase of 2.0% over Q2 2019. Following the completion of the Company’s preventative maintenance program, V2O5 production in April 2020 was 480 tonnes with 1,052 tonnes produced in May 2020 and 1,030 tonnes in June 2020.

In Q2 2020, 257,357 tonnes of ore were mined with an effective grade(6) of 1.20% of V2O5. The Company produced 99,059 tonnes of concentrate with an effective grade(6) of 3.20%. The decrease in total ore mined when compared to Q2 2019 is due to operational adjustments to limit the mine site contractor workforce during the COVID-19 pandemic as well as operational restrictions due to the rainy season. The Company used available stocks to feed the crushing plant in order to mitigate the impact on V2O5 production.

The Q2 2020 global recovery(2) of 80.8% was higher than both Q2 2019 (79.1%) and the budget, with strong recovery levels seen in both the kiln and leaching areas of the plant.

The Company’s planned upgrades to the kiln and improvements in the cooler have been postponed until Q4 2020 as a result of precautionary measures such as limiting mine site personnel and contractors in light of the COVID-19 pandemic. This work is intended to increase the nameplate capacity to 1,100 tonnes of V2O5 per month and is not expected to have a significant impact on the Company’s Q4 2020 production.

2020 Vanadium Sales Progress In-Line with Expectations — 2020 Guidance Maintained

The Company completed its first independent shipment of vanadium from Brazil on May 14, 2020 to an end-user in the U.S. Since then, the Company has delivered both standard grade and high purity V2O5 as well as ferrovanadium (“FeV”) to customers in Brazil, North America, Europe and Asia. The Company’s logistics operations have experienced some cancelations and delays related to COVID-19, both inside and outside of Brazil. The Company has, so far, been able to fulfil all of its commercial commitments with on-time deliveries thanks to careful planning and responsiveness. Largo maintains its 2020 sales, cost and production guidance and will continue to monitor the rapidly developing impacts of the COVID-19 pandemic, taking all possible actions to help minimize the impact on the Company and its people. However, these actions could significantly change the guidance and forecasts presented and Largo will, if and when necessary, update its guidance accordingly.

The markets in which the Company operates have also seen impacts in various ways during Q2 2020. COVID-19 had a negative impact on the demand for vanadium from the aerospace industry while on the positive side, the Chinese steel sector, which currently accounts for approximately 50% of the total global vanadium demand, saw a sharp recovery. During Q2 2020, the Chinese V2O5 price increased approximately 15% ending the period at an average V2O5 price per lb of $6.95. Additionally, the average price per lb of V2O5 in Europe decreased by 5%, ending the period with an average price of approximately $5.30, compared with approximately $5.58 at March 31, 2020. The average price per lb of V2O5 for Q2 2020 was approximately $6.14, compared with approximately $8.59 for Q2 2019. Largo is now selling products with pricing based on several different V2O5 and FeV benchmarks and the Company’s revenues will be driven by the movements in these prices.

Vanadium: The Green Metal — 2019 Sustainability Report

The Company announced the release of its 2019 sustainability report on July 20, 2020, highlighted by improved performance metrics and new reporting standards. This report is guided in part by SASB, the Sustainability Accounting Standards Board. The Company’s new approach to sustainability reporting sets a new standard for open and transparent communication and Largo expects to continually improve its disclosures in the years to come. The report is available for download within the Responsibility section of the Company’s website at www.largoresources.com/responsibility-page.

2020 Drill Program Underway

The Company’s 2020 drill program recommenced in late June 2020 following delays caused by the COVID-19 pandemic. All drilling personnel have followed the prescribed COVID-19 quarantine procedures before beginning work on site and Largo does not anticipate any further disruptions to the overall plan going forward. Additional drill equipment and crews were mobilised in July and August 2020 to increase the production of total metres drilled in order to maintain the planned drilling timeframes at the various targets.

The Company has planned for 22,500 metres of drilling on the Near Mine Targets in 2020, primarily to upgrade and expand known resources to determine initial mining opportunities. Additional drilling (7,500 metres) has been planned in and around the Campbell pit to test for down dip continuations of known mineralisation.  Mineralisation at the Campbell pit remains open at depth based on current drill results and exploration on the South Block will include a soil geochemistry sampling survey and 9,600 metres of drilling on higher priority targets based on geological, geophysical and geochemical data. As of August 11, 2020, the Company had completed 3,725 metres of drilling in 17 holes at the Novo Amparo Norte deposit and will shortly begin drilling at the Gulçari A Norte deposit.

TiO2 Pigment Project: Ilmenite and TiO2 Chemical Pilot Plants in Progress to Develop TiO2 Pigment

The Company continues its work on advancing basic engineering studies to further evaluate the economics associated with upgrading the non-magnetic tailings using concentrate flotation to produce titanium (“TiO2”) concentrate for the pigment industry. The ilmenite chemical pilot plant was completed in October 2019 and was proven successful with ilmenite product being produced shortly after. The Company constructed an additional chemical pilot plant to further upgrade its ilmenite product to TiO2 pigment in April 2020. Test work to further understand and evaluate the Company’s TiO2 chemical pilot plant product is ongoing.

Conference Call

Largo Resources’ management will host a conference call on Friday, August 14, 2020, at 2:00 p.m. ET, to discuss both operational and financial results for the second quarter of 2020.

Conference Call Details:

Date:	Friday, August 14, 2020
Time:	2:00 p.m. ET

Dial-in Number:	Local / International: +1 (416) 764-8688
North American Toll Free: (888) 390-0546
Brazil Toll Free: 08007621359
Conference ID:	63772474

Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: (888) 390-0541
Replay Passcode: 772474 #
Website:	To view press releases or any addition al financial information, please visit our Investor Relations section of the Largo Resources website at: www.largoresources.com/investors

A playback recording will be available on the Company’s website for a period of 60-days following the conference call.

The information provided within this release should be read in conjunction with Largo’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020 and 2019 and its management’s discussion and analysis for the three and six months ended June 30, 2020, which are available on our website at www.largoresources.com and on SEDAR.

About Largo Resources

Largo Resources is an industry preferred producer and supplier of vanadium for the global steel and high purity markets. Largo’s VPURE™ and VPURE+™ products are sourced from one of the world’s highest-grade vanadium deposits at the Maracás Menchen Mine located in Brazil. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”. For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION:

For more information, please contact:

Alex Guthrie
Manager, Investor Relations and Communications
info@largoresources.com
416-861-9797

Forward Looking Information

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of application Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As which also apply.

Trademarks are owned by Largo Resources Ltd.

Non-GAAP(8) Measures

The Company uses certain non-GAAP financial performance measures in its press release and Management’s Discussion and Analysis for the three and six months ended June 30, 2020, which are described in the following section.

Revenues Per Pound

The Company’s press release refers to revenues per pound sold, a non-GAAP performance measure that is used to provide investors with information about a key measure used by management to monitor performance of the Company.

This measure, along with cash operating costs and total cash costs, is considered to be one of the key indicators of the Company’s ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. This revenues per pound measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of this measure per pound sold to revenues as per the Q2 2020 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Revenues(i)	$8,350	$21,963	$50,259	$55,168
V2O5 equivalent sold (000s lb)	2,244	5,467	9,233	10,097
Revenues per pound sold ($/lb)	$3.72	$4.02	$5.44	$5.46

(i)                              As per note 21 in the Company’s Q2 2020 unaudited condensed interim consolidated financial statements.

Cash Operating Costs Per Pound

The Company’s press release refers to cash operating costs per pound, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties, distribution costs and sales, general and administrative costs (all for the mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the mine properties segment are also excluded, including product acquisition costs and inventory write-downs. These costs are then divided by the pounds of vanadium sold that was produced by the Maracás Menchen Mine to arrive at the cash operating costs per pound. Prior to 2020, these costs were divided by the pounds of production from the Maracás Menchen Mine, rather than pounds sold. These periods have been recalculated using pounds sold in the following table. This measure differs to the new total cash costs non-GAAP measure the Company will use to measure its overall performance starting in 2020 (see later in this section).

These measures, along with revenues, are considered to be one of the key indicators of the Company’s ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These cash operating costs measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

In addition, the Company’s press release refers to cash operating costs excluding royalties. This is a non-GAAP performance measure and is calculated as cash operating costs less royalties, as disclosed in the following table.

The following table provides a reconciliation of cash operating costs per pound for the Maracás Menchen Mine to operating costs as per the Q2 2020 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Operating costs(i)	$9,561	$24,815	$35,809	$46,598
Professional, consulting and management fees(ii)	435	1,195	1,270	2,147
Other general and administrative expenses(2)	528	290	765	491
Less: product acquisition costs(i)	(2,444)	—	(2,444)	—
Less: inventory write-down(iii)	(1,176)	—	(1,176)	—
Less: depreciation and amortization expense(1)	(2,034)	(6,688)	(8,481)	(12,161)
Cash operating costs	4,870	19,612	25,743	37,075
Less: royalties(i)	(1,290)	(1,327)	(3,597)	(3,070)
Cash operating costs excluding royalties	3,580	18,285	22,146	34,005
Produced V2O5 sold (000s lb)(iv)	1,896	5,467	8,885	10,097
Cash operating costs per pound ($/lb)(iv)	$2.57 (v)	$3.59	$2.90 (v)	$3.67
Cash operating costs excluding royalties per pound ($/lb)(iv)	$1.89 (v)	$3.34	$2.49 (v)	$3.37

(i)                 As per note 22 in the Company’s Q2 2020 unaudited condensed interim consolidated financial statements.

(ii)             As per the Mine properties segment in note 18 in the Company’s Q2 2020 unaudited condensed interim consolidated financial statements.

(iii)         As per note 7 in the Company’s Q2 2020 unaudited condensed interim consolidated financial statements.

(iv)           Cash operating costs per pound and cash operating costs excluding royalties per pound for Q2 2019 were previously calculated and presented on a pounds produced basis (V2O5 produced (000s lb) = 5,545; V2O5 sold (000s lb) = 5,467). These measures have been calculated and presented on a pounds sold basis in this MD&A.

(v)               The measure for Q2 2020 includes the benefit of tax credits of $2,187, without which the cash operating costs per pound would be $3.72 and $3.14 for the three and six month periods ended June 30, 2020, respectively, and the cash operating costs excluding royalties per pound would be $3.04 and $2.74 for the three and six month periods ended June 30, 2020, respectively.

Total Cash Costs

The Company’s press release refers to total cash costs, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Company is performing at producing and selling vanadium products compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Total cash costs are a non-GAAP performance measure that includes all operating costs, sales and distribution costs and the Company’s total professional, consulting and management fees and other general and administrative expenses. Total cash costs exclude royalties, depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation costs, exploration and evaluation costs and capital expenditures. These costs are then divided by the total pounds of vanadium sold by the Company to arrive at total cash costs.

This measure differs from cash operating costs per pound in that it includes all operating costs, sales and distribution costs, professional, consulting and management fees and other general and administrative expenses, rather than just those from the Mine properties segment, and is calculated on total V2O5 equivalent pounds sold rather than pounds sold that was produced by the Maracás Menchen Mine. The Company believes this will be a more accurate reflection of its all-in unit costs.

This total cash costs measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs to operating costs as per the Q2 2020 unaudited condensed interim consolidated financial statements.

	Three months ended	Six months ended
	June 30, 2020	June 30, 2020
Operating costs(i)	$9,561	$35,809
Professional, consulting and management fees(ii)	1,240	2,932
Other general and administrative expenses(ii)	787	1,659
Less: depreciation and amortization expense(i)	(2,034)	(8,481)
Less: royalties(i)	(1,290)	(3,597)
	$8,264	$28,322
V2O5 equivalent sold (000s lb)	2,244	9,233
Total cash costs ($/lb)	$3.68 (iii)	$3.07 (iii)

(i)                 As per note 22 in the Company’s Q2 2020 unaudited condensed interim consolidated financial statements.

(ii)             As per the condensed interim consolidated statement of income (loss) and comprehensive income (loss).

(iii)         The measure for Q2 2020 includes the benefit of tax credits of $2,187, without which the total cash costs would be $4.66 and $3.30 for the three and six month periods ended June 30, 2020, respectively.

(1)  Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

(2)  Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

(3)  The cash operating costs per pound sold, cash operating costs excluding royalties per pound sold and total cash costs  reported are on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of this press release.

(4)  Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

(5)  Defined as current assets less current liabilities per the consolidated statements of financial position.

(6)  Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

(7)  Revenues per pound sold is calculated based on the quantity of V2O5 sold during the stated period. This may or may not differ to the quantity sold..

(8)  GAAP — Generally Accepted Accounting Principles.